UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

November 10, 2017

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference:  Relevant Information Communication

Dear Sirs,

We refer to the press releases published today regarding the statements made by Mr. Marcelo Odebrecht before officials of the Public Ministry of Peru.

In this regard, we must indicate that we do not have official and certain information about the content of the statements made by Mr. Marcelo Odebrecht before officials of the Public Ministry of Peru.

We reiterate what has been previously indicated by our company, in the sense that an exhaustive independent investigation has been carried out, which has not identified any evidence that allows us to assume that executives or former employees of our group have known or knowingly participated in acts of corruption related to the projects in which we participated as minority partners of Odebrecht.

It is important to specify that the process of collecting all the information of the relevant persons in the independent investigation was done before February 23, 2017, that is, before the statements made by Mr. Jorge Barata were made public, indicating that the Peruvian construction companies would have known about the illicit practices of Odebrecht in the Project of Setions II and III of Carretera Interoceánica Sur. This guarantees the integrity of the information delivered by our company for the purposes of the independent investigation.

We also reiterate that, without prejudice to the foregoing, in the event that any evidence should appear that proves that company officials have been involved in acts of corruption, the company will adopt the pertinent legal measures with the greatest firmness.

Sincerely,

__________________________
/s/ Luis Diaz Olivero
Chief Executive Officer
GRAÑA Y MONTERO S.A.A

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE
Name: Claudia Drago Morante
Title: Stock Market Representative
Date: November 10, 2017